Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2015	2014	2013	2012	2011
1. Fixed charges:
A) Interest expense	$71,661	$71,234	$62,958	$67,148	$68,183
B) Amortization	1,884	2,063	2,002	2,001	2,137
C) Interest portion of rentals	16,678	11,802	11,809	10,605	8,943

Total fixed charges	$90,223	$85,099	$76,769	$79,754	$79,263

2. Earnings (as defined):
D) Pretax income from continuing operations	$219,332	$219,521	$222,815	$207,915	$175,066
Fixed Charges (1. above)	90,223	85,099	76,769	79,754	79,263

Total earnings as defined	$309,555	$304,620	$299,584	$287,669	$254,329

	3.43	3.58	3.90	3.61	3.21